CHINA INFORMATION TECHNOLOGY, INC.
ANNOUNCES FIRST HALF-YEAR 2013 RESULTS

SHENZHEN, China, August 30, 2013 - China Information Technology, Inc. (the "Company") (Nasdaq: CNIT), a leading provider of information technologies (“IT”) and display technologies ("DT") based in China, today announced its financial results for the first six months ended June 30, 2013.

First half-year 2013 Financial Highlights

  Revenue year over year increased 26.1% to $37.3 million

  Gross profit year over year decreased 11.2% to $7.7 million

  Operating loss of $51.6 million, increased from an operating loss of $20.3 million for the same period of 2012

  Net loss of $50.5 million, increased from a net loss of $19.7 million in the comparable 2012 six-month period

  Adjusted net loss of $5.2 million, decreased from adjusted net loss of $8.3 million in the first six months of 2012

  Fully diluted net loss per share of $1.87, increased from fully diluted net loss per share of $0.73 in the six months ended June 30, 2012

  Adjusted net loss per share of $0.19, decreased from adjusted net loss per share of $0.31 in the six months ended June 30, 2012

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer of the Company, commented, “The year of 2013 will continue to be a challenging transitional year as the Company experienced financial losses in the first half of the year. However, we believe our transition strategies have begun to see positive results. Our revenue increased 26.1% year-over-year in the first-half 2013 as our DT revenue increased by 95%, reflecting strong sales in our valued-added display products with integrated proprietary software. We have also reduced our adjusted net losses from $8.3 million to $5.2 million as we continued to focus on quality of earnings.”

“Our early-mover advantage in the highly-functional display technology arena has generated robust results for the Company, especially in the area of digital education, as reflected in numerous contracts we have secured in the first half of the year, for example, a $4.5 million contract to provide our IT-Pad products embedded with proprietary software to the educational institutions in the city of Chongqing, and a $2.5 million contract to provide our smart interactive products to a communication client in Shanxi Province.”

“Moreover, we are one of the few companies in China that have a comprehensive product suite for digital “smart” education. Building on our leading position and a broad array of product offerings in China’s smart education sector, we have also introduced cloud-based services to China’s education industry. Our proprietary “Smart EduCloud”, consisting of “one web” - Cloud Learning Web (pubedu.com), “three apps” - Cloud Teaching, Cloud Learning and Mobile Campus Info, as well as an integrated campus management system with interactive touch display panel, which provides a reliable cloud platform that is able to link every school, class and student into one integrated network and serves as an important tool for the realization of China’s smart education and digital campus initiatives. According to Chinabaogao.com, the IT spending in China’s education industry reached RMB 43.9 billion in 2012, with a 20.9% annual growth rate. Relying on our solid industry reputation and outstanding product offering capabilities, we hope to capture important market opportunities as more education industry initiatives roll out in China.”

“Building on the success of cloud-based services in digital education, we will continue to expand our cloud-computing expertise and introduce innovative product offerings to serve other high growth sectors. We believe our cloud-based business will be a forceful catalyst for sustaining growth momentum and enhancing financial performance over the long run.”

First half-year 2013 Results

The following table sets forth key components of the Company’s results of operations for the periods indicated, both in dollars and as a percentage of sales revenue.

(All amounts, other than percentages, in U.S. dollars)

	Six Months Ended				Period-Over-Period
	June 30
	2013		2012		Increase (Decrease)
		% of		% of
	Amount	Revenue	Amount	Revenue	Amount	%
Revenue	$37,283,072	100.00% $	29,563,597	100.00%	$7,719,475	26.11%
Costs of revenue	29,597,570	79.39%	20,906,512	70.72%	8,691,058	41.57%
Gross Profit	7,685,502	20.61%	8,657,085	29.28%	(971,583)	-11.22%
Administrative expenses	(44,647,394)	-119.75%	(14,530,262)	-49.15%	(30,117,132)	207.27%
Research and development expenses	(1,458,136)	-3.91%	(2,717,033)	-9.19%	1,258,897	-46.33%
Selling expenses	(4,092,764)	-10.98%	(3,874,778)	-13.11%	(217,986)	5.63%
Impairment of property, plant and equipment	(9,122,945)	-24.47%	-	-	(9,122,945)	-
Impairment of goodwill	-	-	(7,806,690)	-26.41%	7,806,690	-100.00%
Loss from operations	(51,635,737)	-138.5%	(20,271,678)	-68.57%	(31,364,059)	154.72%
Subsidy income	866,798	2.32%	611,455	2.07%	255,343	41.76%
Other income, net	657,381	1.76%	337,307	1.14%	320,074	94.89%
Interest income	173,037	0.46%	121,311	0.41%	51,726	42.64%
Interest expense	(2,642,502)	-7.09%	(2,002,474)	-6.77%	(640,028)	31.96%
Loss before
Income Taxes	(52,581,023)	-141.03%	(21,204,079)	-71.72%	(31,376,944)	147.98%
Income Tax (expense)/ benefit	(411,550)	-1.10%	573,673	1.94%	(985,223)	-171.74%
Net Loss	(52,992,573)	-142.14%	(20,630,406)	-69.78%	(32,362,167)	156.87%
Less: Net Loss attributable to non-controlling interest	2,476,147	6.64%	919,194	3.11%	1,556,953	169.38%
Net Loss Attributable to CNIT	$(50,516,426)	-135.49%	$ (19,711,212)	-66.67%	$(30,805,214)	156.28%

Operating Segments

The Company reported financial and operating information in the following two segments:

(1)

IT segment: The IT segment includes revenue from products and services surrounding a variety of the Company’s software core competencies, currently primarily in Geographic Information Systems (“GIS”), Digital Public Security Technologies (“DPST”) and Digital Hospital Information Systems (“DHIS”). IT segment revenue is generated from the sales of software and system integration services, as well as hardware other than display products.

(2)

DT segment: The DT segment includes revenue from products and services surrounding the Company’s display technology core competencies, currently primarily in GIS, DPST, education, media, and consumer products. DT segment revenue is generated from sales of hardware and total solutions of hardware integrated with proprietary software and content, as well as services.

Revenue

Revenue is generated from the sales of software and hardware products, fully integrated total solutions, and the related after-sales services. For the six months ended June 30, 2013, revenue was $37.28 million, compared to $29.56 million for the six months ended June 30, 2012, an increase of $7.72 million, or 26.11% . The increase was primarily due to the rapid sales growth of the IT-Pad and DS-Pad lines of products as the Company continues to focus on introducing value-added products and services that effectively integrate its expertise of both hardware and software businesses. The government sector continued to remain lackluster, thus leading to a decline in government revenue, which off-set some of the non-government revenue growth.

Specifically, the Company’s product sales increased by $12.72 million, or 101.87%, to $25.21 million for the six months ended June 30, 2013, as compared to $12.49 million in the same period of 2012. Product sales constituted 67.62% of total revenue during the six month period ended June 30, 2013, as compared with 42.24% during the same period in 2012. The increase in product sales primarily reflected the Company’s success in introducing and selling enhance-featured DT products, including the IT-Pad and DS-Pad lines in various industry sectors, especially in the rapidly growing China digital education market during the first half of 2013.

Software sales decreased by $1.30 million, or 15.29%, to $7.23 million for the six months ended June 30, 2013, from $8.53 million for the same period in 2012. Software sales decreased to 19.38% of total revenue, from 28.85% during the same period in the prior year. The decrease was mainly due to the continued challenging government sector as various levels of the government face austere fiscal constraints. In addition, the Company instituted more stringent customer acceptance policies, which limited new projects to those with more solid credit credentials and long-term business prospects in light of the unfavorable government fiscal environment.

Sales of system integration services decreased by $3.81 million, or 48.88%, to $3.99 million for the six months ended June 30, 2013, from $7.80 million for the same period in 2012. The decrease was mainly the result of the relatively sluggish macro-economic growth in the first half 2013 and a lack of new large system integration solutions engagements in connection with large IT infrastructural projects. As a percentage of revenue, system integration sales decreased from 26.39% during the six months ended June 30, 2012 to 10.70% during the six months ended June 30, 2013.

Other revenue increased by $0.11 million, or 15.48%, from $0.74 million in the six months ended June 30, 2012 to $0.86 million in the same period of 2013. The increase was mainly due to the increase in maintenance services during the current period.

The following table shows revenue, percentage of revenue, cost of revenue and gross margin, by category:

	Six Months Ended June 30, 2013				Six Months Ended June 30, 2012
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
Product	$25,210,925	67.62%	$20,604,248	18.27%	$12,488,401	42.24%	$10,326,890	17.31%
Software	7,225,853	19.38%	5,222,113	27.73%	8,529,987	28.85%	4,368,267	48.79%
System integration	3,988,882	10.70%	2,999,223	24.81%	7,802,706	26.39%	5,757,173	26.22%
Others	857,412	2.30%	771,986	9.96%	742,503	2.51%	454,182	38.83%
Total	$37,283,072	100%	$29,597,570	20.61%	$29,563,597	100%	$20,906,512	29.28%

A breakdown of revenue, percentage of revenue, cost of revenue and gross margin by segments is as follows:

	Six Months Ended June 30, 2013				Six Months Ended June 30, 2012
		% of	Cost of	Gross		% of	Cost of	Gross
	Revenue	Revenue	Revenue	Margin	Revenue	Revenue	Revenue	Margin
IT Segment	$12,205,206	32.74%	$8,861,918	27.39%	$16,716,253	56.54%	$10,357,992	38.04%
DT Segment	25,077,866	67.26%	20,735,652	17.31%	12,847,344	43.46%	10,548,520	17.89%
Total	$37,283,072	100%	$29,597,570	20.61%	$29,563,597	100%	$20,906,512	29.28%

Cost of Revenue and Gross Profit

As indicated in the tables above, cost of revenue increased by $8.69 million, or 41.57%, to $29.60 million for the six months ended June 30, 2013, as compared with $20.91 million for the six months ended June 30, 2012. As a percentage of revenue, cost of revenue increased to 79.39% during the six months ended June 30, 2013, from 70.72% in the same period of 2012. As a result, gross margin was 20.61% for the six months ended June 30, 2013, a decrease of 867 basis points from 29.28% in the same period of 2012.

The decrease in gross profit margins, as displayed in the tables above, resulted from several factors. First, in the six months ended June 30, 2013, the Company continued its efforts to increase the DT solutions as a percentage of total revenue. The percentage of DT revenue increased from 43.46% for the six months ended June 30, 2012 to 67.26% for the same period of 2013. The significant increase in contribution from DT revenue resulted in a decrease in gross profit margin for the six months ended June 30, 2013, as the DT solutions business has lower average gross margins than other segments of the Company’s business. Second, due to the sluggish government sector, the percentage of software revenue decreased from 28.85% for the six months ended June 30, 2012 to 19.38% for the same period of 2013. The decrease in contribution from software revenue resulted in a decrease in gross profit margin for the six months ended June 30, 2013 as on average, software projects have higher average gross margins than other segments of the Company’s business. Third, the gross margin of software revenue decreased from the same period last year mainly as a result of smaller-scale projects versus the period last year.

Administrative Expenses

Administrative expenses consist primarily of compensation and benefits to the Company’s general management, finance and administrative staff, professional advisor fees, audit fees and other expenses incurred in connection with general operations. Administrative expenses increased by $30.11 million, or 207.27%, to $44.65 million for the six months ended June 30, 2013, from $14.53 million for the same period of 2012. Notable change that resulted in increased administrative expenses was an increase of $32.72 million in additional provision for doubtful accounts receivables. The large provision taken on outstanding accounts receivables largely reflected the new Chinese government fiscal environment where budgetary constraints may hinder or significantly delay the payment by certain local government institutions for prior services provided to them.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related expenses, as well as costs associated with new software and hardware development and enhancement. Research and development expenses decreased by $1.26 million, or 46.33%, to $1.46 million for the six months ended June 30, 2013, from $2.72 million for the same period of 2012. As a percentage of revenue, research and development expenses accounted for approximately 3.91% of total revenue for the six months ended June 30, 2013, compared with 9.19% for the same period in 2012. Such decrease reflected the completion of the more capital-intensive core technological developments in 2012 and the focus more on the less capital-intensive product customization to various industry-specific customers in the first half of 2013.

Selling Expenses

Selling expenses consist primarily of compensation and benefits to the sales and marketing staff, sales and after-sales traveling costs, and other sales-related costs. Selling expenses increased by $0.22 million, or 5.63%, to $4.09 million for the six months ended June 30, 2013, from $3.87 million for the same period of 2012. This increase was due to the Company’s continued marketing and selling efforts to expand domestically in different vertical industries.

Impairment of property, plant and equipment

The impairment of property, plant and equipment was $9.1 million for the six months ended June 30, 2013, reflecting the declining market value of certain purchased GIS-related software in light of the protracted challenging environment in the Chinese government software segment.

Subsidy Income

For the six months ended June 30, 2013 and 2012, in connection with research and development activities in a designated locale, the Company received approximately $866,798 and $611,455, respectively, as a subsidy from the local governmental agency in China.

Income Tax Expense

Income tax expense for the six months ended June 30, 2013 increased by $0.99 million, from a tax benefit of $0.57 million for the same period in 2012. The increase was mainly due to the increase of income before taxes from PRC subsidiaries in the current period.

Non-controlling Interest

Net loss attributable to non-controlling interest of $2,476,147 for the six months ended June 30, 2013 represented the loss of $1,660,333 retained by the Company’s variable interest entity, iASPEC Software Co., Ltd. (“iASPEC”), under the Amended and Restated Management Services Agreement with iASPEC, a loss of $689,244 from iASPEC’s majority-owned subsidiary, Wuda Geoinformatics Co., Ltd., representing its 47.46% non-controlling interest, and a loss of $126,571 from iASPEC’s majority-owned subsidiary, Shenzhen iASPEC Zhongtian Software Company Ltd., representing its 21.79% non-controlling interest.

Net Loss Attributable to the Company

As a result of the cumulative effect of the foregoing factors, net loss was $50.52 million for the six months ended June 30, 2013, as compared to a net loss of $19.71 million for the same period in 2012.

Cash and Cash Equivalents

As of June 30, 2013, the Company had $8.06 million in cash and cash equivalents and $18.23 million in restricted cash. For the six months period ended June 30, 2013, net cash used in operating activities was $13.52 million, as compared to net cash used in operating activities of $14.82 million in the same period of last year.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Six Months Ended June 30, 2013 Reconciliation of Net Income and EPS
to Exclude Amortization of Intangible Assets, Goodwill Impairment, Provision for Losses on Accounts
Receivable and Other Asset Write-downs (unaudited)

	Six Months	Six Months
	Ended	Ended
	June, 30 2013	June, 30 2012
Net loss attributable to the Company	$(50,516,426)	$(19,711,212)
Amortization of intangible assets	489,228	653,129
Provision for losses on accounts receivable and other	35,680,106	2,987,132
Impairment of property, plant and equipment	9,122,945	-
Impairment of goodwill	-	7,806,690
Adjusted net loss	$(5,224,147)	$(8,264,261)

Weighted Average Number of Shares Outstanding
Basic	27,007,608	27,028,065
Diluted	27,007,608	27,028,065

Adjusted Earnings per share
Basic	$(0.19)	$(0.31)
Diluted	$(0.19)	$(0.31)

About China Information Technology, Inc.

China Information Technology, Inc., through its subsidiaries and other consolidated entities, specializes in geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS), as well as high-end digital display products and solutions in China. Headquartered in Shenzhen, China, the Company's integrated solutions include specialized software, hardware, systems integration, and related services to help its customers improve efficiency in information management. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements”. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2013 (UNAUDITED) AND DECEMBER 31, 2012
Expressed in U.S. dollars (Except for share amounts)

	June 30	December 31
	2013	2012
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$8,057,386	$10,747,998
Restricted cash	18,229,410	10,347,015
Accounts receivable, net of allowance for doubtful accounts of $30,596,000 and $29,518,000, respectively	51,263,474	85,958,886
Bills receivable	1,922,482	1,531,772
Advances to suppliers	5,169,338	6,089,210
Amounts due from related parties	446,265	1,212,226
Inventories	20,038,353	16,797,673
Other receivables and prepaid expenses	11,759,369	8,801,985
Deferred tax assets	2,027,171	2,297,617
TOTAL CURRENT ASSETS	118,913,248	143,784,382

Deposit for purchase of land use rights	18,012,490	19,085,878
Long-term investments	2,633,747	2,580,096
Property, plant and equipment, net	54,166,921	66,269,320
Land use rights, net	13,240,178	13,122,363
Intangible assets, net	15,024,712	14,416,976
Goodwill	28,260,306	27,622,490
Deferred tax assets	350,638	540,384
TOTAL ASSETS	$250,602,240	$287,421,889

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$64,017,774	$50,813,046
Accounts payable	15,924,864	20,289,783
Bills payable	32,544,846	33,686,488
Advances from customers	4,967,274	3,754,442
Accrued payroll and benefits	2,511,100	2,945,323
Other payables and accrued expenses	12,237,016	6,907,622
Income tax payable	3,388,359	3,660,926
TOTAL CURRENT LIABILITIES	135,591,233	122,057,630

Long-term bank loans	56,329	74,175
Amounts due to related parties, long-term portion	12,993	12,728
Deferred tax liabilities	1,126,022	1,263,423
TOTAL LIABILITIES	$136,786,577	$123,407,956

COMMITMENTS AND CONTINGENCIES
EQUITY
Common stock, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding, 27,007,608 shares	$ 286,326	$ 286,326
Treasury stock, 584,231 shares	(1,011,091)	(1,011,091)
Additional paid-in capital	101,261,307	101,261,307
Reserve	14,532,587	14,532,587
(Accumulated deficit) Retained earnings	(44,712,403)	5,804,023
Accumulated other comprehensive income	24,398,326	21,811,064
Total equity of the Company	94,755,052	142,684,216
Non-controlling interest	19,060,611	21,329,717
Total equity	113,815,663	164,013,933

TOTAL LIABILITIES AND EQUITY	$250,602,240	$287,421,889

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012
Expressed in U.S. dollars (Except for share amounts)
(Unaudited)

	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2013	2012

Revenue – Products	$25,210,925	$12,488,401
Revenue – Software	7,225,853	8,529,987
Revenue - System integration	3,988,882	7,802,706
Revenue – Others	857,412	742,503
TOTAL REVENUE	37,283,072	29,563,597

Cost - Products sold	20,604,248	10,326,890
Cost - Software sold	5,222,113	4,368,267
Cost - System integration	2,999,223	5,757,173
Cost – Others	771,986	454,182
TOTAL COST	29,597,570	20,906,512

GROSS PROFIT	7,685,502	8,657,085

Administrative expenses	44,647,394	14,530,262
Research and development expenses	1,458,136	2,717,033
Selling expenses	4,092,764	3,874,778
Impairment of property, plant and equipment	9,122,945	-
Impairment of goodwill	-	7,806,690
LOSS FROM OPERATIONS	(51,635,737)	(20,271,678)
Subsidy income	866,798	611,455
Other income, net	657,381	337,307
Interest income	173,037	121,311
Interest expense	(2,642,502)	(2,002,474)
LOSS BEFORE INCOME TAXES	(52,581,023)	(21,204,079)

Income tax (expense)benefit	(411,550)	573,673

NET LOSS	(52,992,573)	(20,630,406)
Less: Net loss attributable to the non-controlling interest	2,476,147	919,194
NET LOSS ATTRIBUTABLE TO THE COMPANY	$ (50,516,426)	$ (19,711,212)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	27,007,608	27,028,065
Diluted	27,007,608	27,028,065

LOSS PER SHARE-BASIC AND DILUTED
Basic	$(1.87)	$(0.73)
Diluted	$(1.87)	$(0.73)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012
Expressed in U.S. dollars
(Except for share amounts)
(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2013	2012

Net loss	$(52,992,573)	$(20,630,406)
Other comprehensive income:
Foreign currency translation gain	2,794,303	1,741,709
Comprehensive loss	(50,198,270)	(18,888,697)
Comprehensive income attributable to the non-controlling interest	2,269,106	837,960
Comprehensive loss attributable to the Company	$(47,929,164)	$(18,050,737)

CHINA INFORMATION TECHNOLOGY, INC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
SIX MONTHS ENDED JUNE 30, 2013
Expressed in U.S. dollars
(Except for share amounts)
(Unaudited)

							Retained	Accumulated
	Common stock		Treasury stock		Additional		Earnings	other	Non
	Par value $0.01		Par value $0.01		Paid-in		( Accumulated	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit)	income	interest	Total
BALANCE AS AT DECEMBER 31, 2012	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,532,587	$5,804,023	$21,811,064	$21,329,717	$164,013,933
Net loss for the period	-	-	-	-	-	-	(50,516,426)	-	(2,476,147)	(52,992,573)
Foreign currency translation gain	-	-	-	-	-	-	-	2,587,262	207,041	2,794,303
BALANCE AS AT JUNE 30, 2013	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,532,587	$(44,712,403)	$24,398,326	$19,060,611	$113,815,663

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2013 AND 2012
Expressed in U.S. dollars
(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30, 2013	June 30, 2012
OPERATING ACTIVITIES
Net loss	$(52,992,573)	$(20,630,406)
Adjustments to reconcile net loss to cash provided by operating activities:
Impairment of goodwill	-	7,806,690
Provision for losses on accounts receivable and other	35,680,106	2,987,132
Depreciation	4,929,656	5,908,392
Amortization of intangible assets and land use rights	1,211,730	1,069,074
Impairment of property, plant and equipment, net	9,122,945	(16,211)
(Recovery) provision for inventory allowance	(1,433,684)	1,797,899
Change in deferred income tax	351,802	(749,980)
Changes in operating assets and liabilities
Increase in restricted cash	(6,325,755)	(3,616,807)
Decrease (increase) in accounts receivable	377,404	(3,499,148)
Decrease (increase) in advances to suppliers	724,276	(2,435,348)
(Increase) decrease in other receivables and prepaid expenses	(2,774,225)	1,434,685
Increase in inventories	(1,514,168)	(3,248,245)
(Decrease) increase in accounts payable and bills payable	(6,559,336)	1,004,619
Increase (decrease) in advances from customers	1,122,859	(1,391,310)
Decrease (increase) in amounts due to/from related parties	841,430	(1,790,111)
Increase in accrued expenses and other liabilities	4,061,813	749,559
Decrease in income tax payable	(342,935)	(199,312)
Net cash used in operating activities	(13,518,655)	(14,818,828)

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	16,992	18,561
Purchases of property, plant and equipment	(138,228)	(618,936)
Capitalized and purchased software development costs	(1,355,726)	(890,360)
Deposit for land-use-rights	1,458,730	-
Dividends received	-	79,318
Net cash used in investing activities	(18,232)	(1,411,417)

FINANCING ACTIVITIES
Borrowings under short-term loans	67,900,348	57,923,863
Capital injection to Zhongtian by minority shareholders	-	283,612
Repayment of short-term loans	(55,817,665)	(49,300,962)
Repayment of long-term loans	(17,788)	(17,788)
Purchase of treasury stock	-	(315,577)
(Increase) decrease in restricted cash in relation to bank borrowings	(1,261,026)	949,277
Net cash provided by financing activities	10,803,869	9,522,425

Effect of exchange rate changes on cash and cash equivalents	42,406	66,779
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,690,612)	(6,641,041)
CASH AND CASH EQUIVALENTS, BEGINNING	10,747,998	14,019,634
CASH AND CASH EQUIVALENTS, ENDING	$8,057,386	$7,378,593